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                                                                      Exhibit 12

                              OWENS-ILLINOIS, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
      AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                              (Dollars in millions)

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
                                                                                          Six months ended June 30,
                                                                                         --------------------------
                                                                                           2002               2001
                                                                                         --------           -------
Earnings (loss) before income taxes, and minority share owners' interests............... $ (215.8)          $ 523.0
Less:   Equity earnings.................................................................    (12.2)             (8.9)
Add:    Total fixed charges deducted from earnings......................................    213.2             236.8
        Proportional share of pre-tax earnings (loss) of 50% owned associates                 7.1               5.7
        Dividends received from less than 50% owned associates..........................      4.8               6.3
                                                                                         --------           -------
        Earnings (loss) available for payment of fixed charges..........................    $(2.9)          $ 762.9
                                                                                         ========           =======

Fixed charges (including the Company's proportional share of 50% owned associates):

        Interest expense................................................................ $  195.6           $ 225.3
        Portion of operating lease rental deemed to be interest.........................      6.1               6.4
        Amortization of deferred financing costs and debt discount expense..............     11.5               5.1
                                                                                         --------           -------
        Total fixed charges deducted from earnings and fixed charges                        213.2             236.8

Preferred stock dividends (increased to assumed pre-tax amount).........................     15.7              18.6
                                                                                         --------           -------

Combined fixed charges and preferred stock dividends.................................... $  228.9           $ 255.4
                                                                                         ========           =======

Deficiency of earnings available to cover fixed charges................................. $  216.1
Ratio of earnings to fixed charges                                                                             3.22
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends............................................................................ $  231.8
Ratio of earnings to combined fixed charges and preferred stock dividends...............                       2.99
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